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JEREMY SENDEROWICZ

jeremy.senderowicz@dechert.com

+1 212 641 5669 Direct

+1 212 698 3599 Fax

January 19, 2018

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alison White, Division of Investment Management

Re:  DBX ETF Trust (the “Trust”)

(File Nos. 333-170122 and 811-22487)

Dear Ms. White:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for the Trust with respect to Xtrackers MSCI USA ESG Leaders Equity ETF, Xtrackers MSCI EAFE ESG Leaders Equity ETF, Xtrackers MSCI All World ESG Leaders Equity ETF (formerly, Xtrackers MSCI World ESG Leaders Equity ETF), Xtrackers Russell 1000 US QARP ETF (formerly, Xtrackers Russell 1000 US Quality at a Reasonable Price ETF), Xtrackers FTSE All World ex US QARP ETF (formerly, Xtrackers Russell 1000 US Quality at a Reasonable Price ETF) and Xtrackers United Kingdom Equity ETF, each a new series of the Trust (each, a “Fund” and collectively, the “Funds”), filed with the Securities and Exchange Commission (the “Commission”) on October 5, 2017. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we describe the changes that have been made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

Comment 1.	Please advise whether the Funds have applied for relief pursuant to Rule 19b-4 under the Securities Exchange Act of 1934.

	Response 1.	The Trust hereby confirms that it does not believe 19b-4 relief is necessary for the Funds, as the Funds may rely on generic relief.

Comment 2.	Please update each Fund’s ticker symbol in advance of the effective date.

	Response 2.	The Trust hereby confirms that each Fund’s ticker symbol will be disclosed and updated on EDGAR concurrently with the Funds’ 485(b) filing.

Comment 3.	Please provide the completed fee table for each Fund in advance of the effective date.

	Response 3.	The Trust hereby confirms that the fee table information was provided via separate correspondence prior to the effective date of the Funds’ registration statement.

Comment 4.

The “Summary – Principal Investment Strategies” section of each Fund’s prospectus discloses the frequency at which each Fund’s underlying index is rebalanced. Please also disclose the frequency at which the Funds will rebalance.

	Response 4.	The disclosure has been revised accordingly.

Comment 5.	For each Fund that is non-diversified, please include disclosure in the “Summary – Principal Investment Strategies” section stating that the Fund is non-diversified.

	Response 5.	The disclosure has been revised accordingly.

Comment 6.

In the “Summary – Main Risks” section of the prospectus of Xtrackers MSCI EAFE ESG Leaders Equity ETF, please consider expanding “Geographic concentration risk” to include risks specific to investing in Japan.

	Response 6.	We respectfully acknowledge your comment. The Trust includes specific disclosure with respect to Japan in the Item 9 section of the prospectus and we believe that disclosure is appropriate.

Comment 7.

Please disclose the number of constituent securities in each underlying index in the “Fund Details – Additional Information About the Funds’ Investment Strategies, Underlying Indexes and Risks – Additional Information about each Fund’s Underlying Index” section of each prospectus.

	Response 7.	The disclosure has been revised accordingly.

Comment 8.

In the “Summary – Principal Investment Strategies” section of the prospectus for each of Xtrackers MSCI USA ESG Leaders Equity ETF, Xtrackers MSCI EAFE ESG Leaders Equity ETF and Xtrackers MSCI All World ESG Leaders Equity ETF, please include additional disclosure on how index components are selected for inclusion in each index.

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	Response 8.	The disclosure has been revised accordingly.

Comment 9.

Please note that certain risk factors included in response to Item 9 of Form N-1A are not included in disclosure responsive to Item 4 of Form N-1A. Please consider reconciling the disclosures as required by Item 4(b)(1)(i) of Form N-1A.

Response 9.

We respectfully acknowledge your comment. Item 4(b)(1)(i) of Form N-1A requires a summary of the principal risks of investing in the Funds “[b]ased on the information given in response to Item 9(c).” We believe that the current disclosure included in response to Item 4 appropriately summarizes the principal risks of investing in the Funds that are discussed in more detail in the disclosure provided in response to Item 9.

Comment 10.

In the “Fund Details – Management – Manager of Managers Structure” section of each Fund’s prospectus, please disclose whether the exemptive order applies to both affiliated and unaffiliated sub-advisers.

	Response 10.	The disclosure has been revised accordingly.

Comment 11.	Please file as exhibits the sublicense agreements between DBX Advisors LLC (the “Adviser”) and the Funds for each index provider.

	Response 11.	We respectfully acknowledge your comment. There are no sublicense agreements to be filed. The disclosure has been revised to eliminate references to sublicense agreements.

Comment 12.

Please note that the white paper provided for Xtrackers Russell 1000 US QARP ETF and Xtrackers FTSE All World ex US QARP ETF refers to the underlying indexes as “Russell 1000 2Qual/Val 5% Capped Factor Index” and “FTSE All-World ex US 2Qual/Val Factor Index,” respectively. Please reconcile the white papers with the names of the indexes currently disclosed in each Fund’s prospectus.

	Response 12.	The disclosure has been revised accordingly.

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Comment 13.

The “Summary – Principal Investment Strategies” section of the prospectus of Xtrackers Russell 1000 US QARP ETF states that “[t]he Fund will invest at least 80% of its total assets (but typically far more) in component securities (including depositary receipts in respect of such securities) of the Underlying Index.” Please confirm whether the Fund’s underlying index contains non-U.S. issuers.

	Response 13.	The disclosure has been revised to remove references to depositary receipts.

Comment 14.	Please confirm whether derivatives will count towards Xtrackers FTSE All World ex US QARP ETF’s 80% policy.

	Response 14.	The Trust hereby confirms that investing in derivatives is not a principal investment strategy for Xtrackers FTSE All World ex US QARP ETF.

Comment 15.

In the “Summary – Principal Investment Strategies” section of the prospectus for Xtrackers United Kingdom Equity ETF, please disclose that the underlying index is a float adjusted market capitalization-weighted index.

	Response 15.	The disclosure has been revised accordingly.

Comment 16.

In the “Fund Details – Additional Information About the Fund’s Investment Strategies, Underlying Indexes and Risks – Additional Information about the Fund’s Underlying Index” section of the prospectus for the Xtrackers United Kingdom Equity ETF, please explain the reference to the “NASDAQ Developed Markets Index.”

	Response 16.	The disclosure has been revised accordingly.

Comment 17.

Please note that the “Fund Details – Additional Information About the Fund’s Investment Strategies, Underlying Indexes and Risks – Additional Information about the Fund’s Underlying Index” section of the prospectus for the Xtrackers United Kingdom Equity ETF states that “[e]ach eligible index security is then assigned by Nasdaq to a country which will govern its inclusion into a country, sub-region, region and segment index based on three categories: (i) the index security’s country of incorporation; (ii) the index security’s country of domicile; and (iii) the index security’s country of primary exchange listing.” Please clarify the step at which non-United Kingdom companies are removed from the index.

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	Response 17.	The disclosure has been revised accordingly.

Comment 18.

In the “Investment Advisory, Administrative and Distribution Services – Portfolio Manager Compensation” section of each Fund’s Statement of Additional Information, please disclose, pursuant to Item 20(b) of Form N-1A, whether the compensation is based on Fund pre- or after-tax performance and the period over which performance is measured.

Response 18.

We respectfully acknowledge your comment. Item 20(b) of Form N-1A includes pre- or after-tax performance over a certain period of time as an example of the type of disclosure required. The Registrant’s variable compensation component of portfolio managers is fully discretionary. Each portfolio manager is assessed holistically and compensated in accordance with the factors described in the current disclosure. Therefore, we believe the current disclosure is adequate.

Comment 19.

In the Part C, Item 28(h)(6) states “Form of Sublicense Agreement between the Registrant and DBX Advisors LLC, incorporated by reference to Pre-Effective Amendment No. 2, filed with the SEC on May 11, 2011.” The Staff notes that no Form of Sublicense Agreement was filed as exhibit (h)(6) on May 11, 2011. Please confirm the line item or remove.

	Response 19.	The disclosure for Item 26(h)(6) has been removed.

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If you have any questions, please feel free to contact me at (212) 641-5669.

Sincerely,

/s/ Jeremy Senderowicz

Jeremy Senderowicz

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